Exhibit 99.3

SHL TELEMEDICINE LTD.
(the “Company”)

SPECIAL GENERAL MEETING OF THE SHAREHOLDERS

WRITTEN BALLOT

Company:

Name of Company:	SHL Telemedicine Ltd.
Address:	90 Yigal Alon Street, Ashdar Building, Tel-Aviv, Israel
Company Registration No.:	511149874
Meeting Date and Time:	May 9, 2024 at 17:00 Israel Time
Type of Meeting:	Special General Meeting
Record Date:	April 2, 2024

Shareholder:

Name:

Israeli ID Number:

For a non-Israeli shareholder:
(a) Passport Number:
(b) Issued in (indicate country):
(c) Valid until (add date):

For a shareholder who is an entity:
(a) Entity Registration No.:
(b) State of registration:

Number of Shares:

Proposal Number	Manner of Vote[1]			Are you a “controlling shareholder” or do you have a “personal benefit or other interest”[2] in the proposal?[3]
	Yes	No	Abstain	Yes*	No
Proposal 1 – To approve the Company’s Compensation Policy for Executive Officers and Directors for a period of three years from the date of the Special Meeting.

*Please describe:  ________________________________________________________________________________________________________________________________________________________________________________________________________________________

Signature of  the Shareholder: [Please sign]

______________________________________________

Date: _________________________________________

1  Failure to check this box shall be deemed an abstaining vote.
2 As each such term is defined in the Israeli Companies Law and as described in the Proxy Statement for the Special General Meeting.
3 In the event you either fail to check this box or mark “yes” but fail to describe the nature of your personal benefit or other interest, your vote shall not be counted.